UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 000-04604

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH 45014

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.
The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

Financial statements as of and for the years ended December 31, 2013 and 2012, and supplemental schedule as of December 31, 2013.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 20, 2014	/S/ Michael J. Sewell
Michael J. Sewell, CPA
Chief Financial Officer, Senior Vice President, Treasurer and Employee Benefits Committee Chairman

Cincinnati Financial
Corporation Tax-Qualified
Savings Plan

Employer ID No: 31-0542366
Plan Number: 002
     Financial Statements as of and for the
Years Ended December 31, 2013 and 2012,
Supplemental Schedule as of December 31, 2013,
and Report of Independent Registered Public
Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Cincinnati Financial Corporation, and to the Participants of the Cincinnati Financial Corporation Tax-Qualified Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ Deloitte & Touche LLP

Cincinnati, Ohio
June 20, 2014

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,	December 31,
	2013	2012
Assets:
Cash	$—	$88,082,409
Participant-directed investments (at fair value)	317,641,979	145,344,500
Notes receivable from participants	3,985,736	3,562,917
Accrued interest and dividends receivable	188,063	185,181
Net assets available for benefits	$321,815,778	$237,175,007

Accompanying notes are an integral part of these financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Years ended December 31,
	2013	2012
Additions:
Participant contributions (including rollovers of $2,306,140
and $1,098,637 in 2013 and 2012, respectively)	$22,415,579	$18,995,208
Employer contributions	9,714,721	8,832,718
Total contributions	32,130,300	27,827,926

Net appreciation in fair value of investments	53,396,294	23,515,414
Interest and dividend income	8,767,534	7,370,056
Total investment income	62,163,828	30,885,470
Interest income on notes receivable from participants	153,087	139,233
Total additions	94,447,215	58,852,629
Deductions — Benefits paid to participants and other	9,806,444	9,389,670
Increase in net assets	84,640,771	49,462,959
Net assets available for benefits:
Beginning of year	237,175,007	187,712,048
End of year	$321,815,778	$237,175,007

Accompanying notes are an integral part of these financial statements.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan open to substantially all employees of Cincinnati Financial Corporation (the Company) and its subsidiaries who meet the eligibility requirements outlined in the Plan Document. The Plan commenced January 1, 1996, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan changed trustees to Fidelity Management Trust Company (Fidelity) effective January 1, 2013. Funds remaining as an option for participants were transferred in kind to Fidelity, after market close on December 31, 2012. Funds no longer remaining as an option for participants were liquidated on December 31, 2012, and are shown as cash on the statement of net assets available for benefits. Proceeds from the liquidation were received by Fidelity on January 2, 2013, and invested according to a predetermined fund transition plan. Fifth Third Bank served as the trustee of the Plan through December 31, 2012. The Plan’s recordkeeping function had been outsourced to FASCore through December 31, 2012.

Contributions — Participants may contribute a percentage of their pretax annual cash compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants are eligible for a Company match up to the first 6 percent of eligible compensation on a per pay period basis; however, those participants who accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the Company match. The Company match is invested according to the participants’ investment directions. Contributions from participants and the Company are recorded each pay period for Plan participants. Eligible participants are initially enrolled in the Plan at a 3 percent contribution rate to encourage associate savings, with an automatic increase of a participant’s contribution rate by 1 percent each year to a maximum 6 percent contribution for these automatically enrolled participants. Each participant has the opportunity to elect to withdraw or change the contribution rate prior to automatic enrollment or at any time once enrolled.

The Plan includes a Roth 401(k) option for participants. This option allows participants to contribute after-tax dollars while contributions and any earnings on those contributions are tax-free upon withdrawal.

The Company may make a discretionary profit sharing contribution to eligible participants. A participant who is not enrolled in the Company’s high deductible group health plan is eligible for the discretionary profit sharing contribution. The Company did not make a profit sharing contribution during 2013 but made a profit sharing contribution of $255,921 during 2012.

Participants may also contribute amounts representing distributions from the other qualified defined benefit or defined contribution plans (Rollover). Rollovers from other qualified plans were $2,306,140 during 2013 and $1,098,637 during 2012.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any employer matching contribution and allocations of Plan earnings and charged with withdrawals and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which include the Company’s common stock fund, various registered investment companies or mutual funds and a money market fund. Participants also have the option to invest in a variety of securities through a self-directed brokerage account. Effective January 1, 2013, upon transition to Fidelity as the Plan’s recordkeeper, certain funds were no longer offered as investment options and were replaced by funds with similar characteristics, including the stable value fund which was replaced with a money market fund. The Cincinnati Financial Stock Fund (the Stock Fund) is an Employee Stock Ownership Plan (ESOP), which is primarily invested in common shares of the Company and may also hold cash or other short-term liquid investments to accommodate the ESOP’s liquidity needs. A participant may elect to receive cash dividends on Company stock outside of the Plan or leave the dividends in the Plan to be reinvested.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in any Company matching contribution and profit sharing contribution attributed to them plus actual earnings thereon after three years of eligible service. Unvested participants who are employed by the Company become fully vested in any Company and profit sharing contribution attributed to them upon reaching age 65 or as defined in the plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate plus 1 percent. At December 31, 2013, interest rates on participant loans ranged from 4.25% to 8.50%, with maturity dates through May 2038. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Participant loans are valued at the outstanding principal balances plus any accrued but unpaid interest. Upon participant termination or retirement, any outstanding loan balance attributed to such participant is treated as a distribution to the participant. Delinquent participant loans are recorded as a deemed distribution based on terms of the Plan Document.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan Document. The Plan also provides for hardship withdrawals to occur as outlined in the Plan Document. Plan benefits may be paid in a lump sum of cash or shares of Company common stock. Stock may be paid only for the portion of interest held in the Stock Fund.

Forfeited Accounts — Forfeitures of terminated participants’ nonvested accounts may be used to restore forfeitures, pay Plan expenses and/or reduce the Company’s matching and profit sharing contributions. Forfeiture balances were $13,585 and $776 at December 31, 2013 and 2012, respectively. Forfeitures of $380,000 and $179,005 were used to reduce the Company’s matching contribution during the years ended December 31, 2013 and 2012, respectively. During 2013, forfeiture amounts were reinvested into the Fidelity Money Market Trust Retirement Fund until used in a way permitted by the Plan. During 2012, forfeiture amounts were invested in the Fifth Third Stable Value Fund. At December 31, 2012, the Fifth Third Stable Value Fund was liquidated and the forfeiture amount is included as cash on the statement of net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except as described below. The Plan’s investment in the Stock Fund is valued based on exchanged-traded observable quoted market prices. The Plan’s investments in registered investment companies, or “mutual funds,” are valued based on the net asset value of the shares held by the Plan, which represents the price at which market participants buy and sell shares of the mutual funds on a daily basis. Self directed brokerage accounts allow the participant to invest in a variety of securities such as individual equities, corporate bonds, mutual funds along with other investments as outlined in the Plan Document. Certain securities are prohibited from purchase in the self-directed brokerage accounts. The fair value of these securities are valued based on quoted market prices or within the bid-ask spread that would most likely be the exit position. Fees paid by the participant for investment management services were included as a reduction of the return earned on each fund.

Available to participants in 2012 was a common collective trust fund with underlying investments in investment contracts, which were valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. See Note 5, Stable Value Fund, for additional disclosures.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other expenses of the Plan are paid jointly by the Company and the participant.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2013 and 2012.

NOTE 3 - INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits were as follows:

		At December 31,
		2013	2012
	Dodge & Cox Stock Fund	$33,265,120	$22,703,413
	T. Rowe Price Growth Stock Fund	30,655,010	21,460,575
*	Cincinnati Financial Stock Fund	23,451,273	18,003,407
	Dodge & Cox International Stock Fund	18,385,490	14,075,182

* Party-in-interest.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2013	2012
Registered investment companies:
Large cap funds	$22,273,454	$9,120,349
Mid cap funds	6,093,844	2,911,433
Small cap funds	8,177,179	1,482,933
Balanced funds	5,931,911	2,496,073
International funds	5,826,177	3,779,419
Bond funds	(1,031,072)	487,169
Asset allocation funds	—	(692,811)
Fixed fund	—	11
Total registered investment companies	47,271,493	19,584,576
Self-directed brokerage account	18,811	—
Cincinnati Financial Stock Fund	6,105,990	3,930,838
Total net appreciation of investments	$53,396,294	$23,515,414

NOTE 4 - FAIR VALUE MEASUREMENTS

In accordance with accounting guidance for fair value measurements and disclosures, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for the valuation technique used, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used. Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•
Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities and funds.

•
Level 2 – Financial assets and liabilities for which fair values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.

•
Level 3 – Financial assets and liabilities for which fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Plan bases fair value for investments in common stock on quoted market prices. Registered investment companies are primarily valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Self-directed brokerage accounts are valued based on quoted market prices or within the bid-ask spread which would most likely be the exit position. The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2013 and 2012. The Plan did not have any liabilities carried at fair value or any Level 3 assets at or during the years ended December 31, 2013 and 2012. The Plan’s policy is to recognize transfers between levels at the end of the reporting period. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2013 and 2012.

At December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Registered investment companies:
Large cap funds	$91,473,319	$—	$—	$91,473,319
Mid cap funds	35,137,138	—	—	35,137,138
Small cap funds	44,439,074	—	—	44,439,074
Balanced funds	52,487,884			52,487,884
International funds	31,508,148	—	—	31,508,148
Bond funds	23,738,060	—	—	23,738,060
Total registered investment companies	278,783,623	—	—	278,783,623
Self-directed brokerage account:
Interest bearing cash	380,369	—	—	380,369
Common stock	911,279	—	—	911,279
Mutual funds	377,214	—	—	377,214
Options	46,875	—	—	46,875
Total self-directed brokerage accounts	1,715,737	—	—	1,715,737
Fidelity Money Market Trust Retirement Fund	13,691,346	—	—	13,691,346
Cincinnati Financial Stock Fund	23,451,273	—	—	23,451,273
Total	$317,641,979	$—	$—	$317,641,979

At December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Registered investment companies:
Large cap funds	$50,293,913	$—	$—	$50,293,913
Mid cap funds	12,206,809	—	—	12,206,809
Small cap funds	31,796,363	—	—	31,796,363
International funds	22,992,211	—	—	22,992,211
Bond funds	10,051,797	—	—	10,051,797
Total registered investment companies	127,341,093	—	—	127,341,093
Cincinnati Financial Stock Fund	18,003,407	—	—	18,003,407
Total	$145,344,500	$—	$—	$145,344,500

 NOTE 5 - STABLE VALUE FUND

The Fifth Third Stable Value Fund (the Fund) is a stable value fund that is a common collective trust fund. The Fund was liquidated on December 31, 2012 due to the conversion to Fidelity; see Note 1, Description of the Plan, for additional information. The fund was mapped to the Fidelity Retirement Money Market fund. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value. The Fund invests primarily in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs) with similar characteristics. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Prior to liquidation, participants had the ability to direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no unfunded commitments or restrictions on redemption frequency for the Fund. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Benefit-responsive investment contracts, including GICs and wrap (synthetic) contracts, are agreements with banks and insurance companies, which are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit-responsive and provide that plan participant initiated withdrawals permitted under a participating plan are paid at contract value. In addition to certain wrap agreement termination provisions discussed below, the contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund operations and that the issuer determines will have a material adverse effect on the issuer’s financial interest. These withdrawals are paid with a fair value adjustment to the contract value amount of such withdrawal as defined in such contracts.

While each contract issuer specifies the events that may trigger such a fair value adjustment, typically such events include all or a portion of the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax-qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participant plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts generally are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at fair value and provide for automatic termination of the wrap contract if the book value or the fair value of the contract equals zero. The issuer is not excused from paying the excess contract value when the fair value equals zero. Wrap contracts that permit the issuer to terminate at fair value generally provide that the Fund may terminate upon declaring an Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination. Also, wrap contracts generally permit the issuer or investment manager to elect at any time to adopt a declining duration strategy of the wrapped portfolio whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.

For the year ended December 31, 2012, the average yield for the entire Fund based on actual earnings was 0.47%.

For the year ended December 31, 2012, the average yield adjusted to reflect the actual interest rate credited to participants was 1.18%.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Effective January 1, 2013, the Plan changed trustees to Fidelity; see Note 1, Description of the Plan, for additional information. During the year ended December 31, 2013, certain Plan investments were shares of mutual funds managed by Fidelity. Fidelity was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held 447,769 and 459,743 shares, respectively, of common stock of Cincinnati Financial Corporation, the sponsoring company, with a cost basis of $14,747,800 and $14,299,508, respectively. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income from shares of Cincinnati Financial Corporation of $739,070 and $731,561, respectively.

NOTE 7- PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, distributions and withdrawals will continue to be made in accordance with the Plan.

NOTE 8 - FEDERAL INCOME TAX STATUS

The trustee received an opinion letter from the Internal Revenue Service (IRS), dated May 29, 2012, which states the individually designed plan document satisfies the applicable provisions of the IRC. The Company believes the Plan is currently designed and operated as a tax-qualified plan in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500. There were no reconciling differences between the financial statements and the Form 5500 for the year ended December 31, 2013, as the Stable Value Fund was liquidated upon conversion to Fidelity. See Note 5 for additional information.

Year ended December 31,
2012
Net increase in net assets available for benefits per the financial statements	$49,462,959
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(156,024)
Net income per the Form 5500	$49,306,935

SUPPLEMENTAL SCHEDULE

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
	Identity of Issuer	Description of Investment	Shares	Current Value***
*	Fidelity Money Market Trust Retirement Fund	Interest bearing cash	13,691,346	$13,691,346

*	Cincinnati Financial Corporation	Common stock	447,769	23,449,645
	Stock Purchase Account			1,628
	Total Cincinnati Financial Stock Fund			$23,451,273

	Dodge & Cox Stock Fund	Registered investment company	196,987	$33,265,120
	T. Rowe Price Growth Stock	Registered investment company	583,127	30,655,010
	Dodge & Cox International Stock	Registered investment company	427,172	18,385,490
	Prudential Jennison Mid Cap Growth Z	Registered investment company	395,409	16,010,090
*	Fidelity Total Bond	Registered investment company	1,406,449	14,683,324
	Artisan International Investor	Registered investment company	430,533	13,122,658
	AllianzGI NFJ Small Cap Value Institutional	Registered investment company	355,165	12,491,162
	Royce Premier Investment	Registered investment company	561,673	12,418,597
	T. Rowe Price New Horizons	Registered investment company	256,903	11,886,903
	Vanguard Mid Cap Index I	Registered investment company	368,229	11,076,337
*	Fidelity Spartan 500 Index	Registered investment company	142,650	9,342,152
*	Fidelity Contrafund K	Registered investment company	88,080	8,461,875
	Goldman Sachs Mid Cap Value Institutional	Registered investment company	181,200	8,050,711
	Vanguard Small Cap Index I	Registered investment company	144,990	7,642,412
	Vanguard Total Bond Market Index I	Registered investment company	593,836	6,270,904
	T. Rowe Price Equity Income	Registered investment company	166,809	5,478,008
	FMI Large Cap	Registered investment company	204,753	4,271,154
	PIMCO Low Duration Institutional	Registered investment company	269,490	2,783,832
*	Fidelity Freedom Index 2000 W	Registered investment company	10,912	123,636
*	Fidelity Freedom Index 2005 W	Registered investment company	36,162	445,882
*	Fidelity Freedom Index 2010 W	Registered investment company	40,292	519,359
*	Fidelity Freedom Index 2015 W	Registered investment company	257,592	3,377,030
*	Fidelity Freedom Index 2020 W	Registered investment company	466,386	6,296,216
*	Fidelity Freedom Index 2025 W	Registered investment company	498,193	7,034,481
*	Fidelity Freedom Index 2030 W	Registered investment company	512,091	7,368,983
*	Fidelity Freedom Index 2035 W	Registered investment company	682,038	10,135,086
*	Fidelity Freedom Index 2040 W	Registered investment company	481,538	7,194,177
*	Fidelity Freedom Index 2045 W	Registered investment company	423,801	6,386,680
*	Fidelity Freedom Index 2050 W	Registered investment company	204,273	3,098,822
*	Fidelity Freedom Index 2055 W	Registered investment company	42,076	499,862
*	Fidelity Freedom Index Income W	Registered investment company	685	7,670
	Total registered investment company			$278,783,623

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
	Identity of Issuer	Description of Investment	Shares	Current Value***

	Self-directed brokerage account	Various		$1,715,737
	Total participant-directed investments			$317,641,979

*	Participant loans**			$3,985,736

*	Party-in-interest
**	The interest rates on these loans range from 4.25% to 8.50%, with maturity dates through May 2038.
***	Cost information is not required for participant-directed investments and, therefore, is not included.